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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1.  Name and Address of Reporting Person

    EGS Management, LLC
    350 Park Avenue, 11th Floor
    New York, New York 10022

2.  Date of Event Requiring Statement (Month/Day/Year)

    July 19, 2000

3.  IRS Number of Reporting Person
    (Voluntary)

4.  Issuer Name and Ticker or Trading Symbol

    AEP Industries, Inc.
    AEPI

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)9

    ( ) Director (X) 10% Owner ( ) Officer (give title
    below) (X) Other    (specify below)

6.  If Amendment, Date of Original (Month/Day/Year)

7.  Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person


     Table I -- Non-Derivative Securities Beneficially Owned

1. Title of Security 2. Amount of    3. Ownership     4. Nature of Indirect
                        Securities      Form:            Beneficial Ownership
                        Beneficially    Direct(D) or
                        Owned           Indirect(I)

Common Stock           742,452**        I                *



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            Table II -- Derivative Securities Beneficially Owned

1.Title of     2.Date Exer-    3.Title and Amount     4. Conver-      5. Ownership     6. Nature of
  Derivative     cisable and     of Securities           sion or         Form of          Indirect
  Security       Expiration      Underlying              Exercise        Derivative       Beneficial
                 Date            Derivative Security     Price of        Security:
                 Ownership
                 (Month/Day/      ---------------        Deri-           Direct(D) or
                 Year)           Title   Amount or       vative          Indirect (I)
               ---------------           Number of       Security
               Date    Expira-           Shares
               Exer-   tion
               cisable Date


Explanation of Responses:

* The securities to which this note relates are held by partnerships of which EGS Management, LLC is the general partner. The undersigned is a managing member of EGS Management, LLC. In accordance with Instruction 4(b)(iv) the entire amount of the Issuer's securities held by the partnerships is reported herein. The undersigned disclaims any beneficial ownership of any of the Issuer's securities to which this note relates for purposes of
Section 16 of the Securities Exchange Act of 1934, as amended, except as to securities representing the undersigned's pro-rata partnership interest in, and interest in the profits of, the partnerships.

** The Reporting Person disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities for purposes of Section 16 or for any other purposes.


SIGNATURE OF REPORTING PERSON

    EGS Management, LLC

By: /s/ William Ehrman
    ___________________________________
        William Ehrman, Managing Member

DATE
November 10, 2000




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